UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

CAREER EDUCATION CORPORATION

(Name of Registrant as Specified in Its Charter)

Steve Bostic
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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STEVE BOSTIC
70 Gruber Lane, Suite 220
St. Simons Island, Georgia 31522-2862

April __, 2005

RESTORE INVESTOR CONFIDENCE IN CAREER EDUCATION CORPORATION
VOTE THE WHITE PROXY CARD AND SUPPORT RESPONSIBLE CORPORATE GOVERNANCE REFORMS

Dear Fellow Stockholder:

I am pleased to enclose my Proxy Statement and WHITE proxy card, which enable you to support three stockholder proposals that I believe will improve corporate governance at Career Education Corporation (“CECO”). It is anticipated that these proposals will be voted on at the 2005 Annual Meeting of Stockholders of CECO (the “Annual Meeting”), which will be held May 20, 2005, at 3:00 p.m., Central Standard Time, at the Chicago Marriott Northwest, 4800 Columbine Boulevard, Hoffman Estates, Illinois. This Proxy Statement contains important information concerning the Annual Meeting — please read it carefully. I am the beneficial owner of 1,081,340 shares or approximately 1% of the common stock of CECO. As one of the largest individual stockholders, I believe that fundamental changes in CECO’s corporate governance are necessary to maximize stockholder value as demonstrated in studies such as the one discussed below.

It is my opinion that CECO has reached a critical point in its history. I believe that Enron, WorldCom and other recent corporate scandals are triggering events which have led investors, interest groups and regulators to raise to new levels the legal and credibility standards for directors as corporate overseers and stewards of invested stockholder money.

In the past few years there have been several studies explicitly linking good corporate governance practices to increased shareholder value. As Lawrence D. Brown and Marcus L. Caylor concluded in their recent article “Corporate Governance and Firm Performance” (available via download from http://www.issproxy.com/governance/whitepapers.jsp), “better-governed firms have higher operating performance, higher valuations, and pay out more cash to their shareholders.”

As demonstrated by studies such as the one cited above, I believe that the stockholder proposals outlined below will restore stockholder value. It is my opinion that CECO’s anti-takeover devices—a classified board, a restriction on the stockholders’ ability to call a special meeting of the stockholders, and a stockholder rights plan (or “poison pill”)—all restrict stockholder rights. If you agree, then I request that you vote “FOR” my stockholder proposals on the WHITE proxy card, and that you “WITHHOLD AUTHORITY” to vote for CECO’s director nominees, to send a message to CECO that my proposals are important and should be adopted.

Withhold Authority for CECO’s Board Nominees

I am soliciting proxies to withhold authority for each of CECO’s three nominees to the Board of Directors. By voting to withhold authority on the election of CECO’s director nominees, stockholders can send management a strong message that they support my proposals for improved stockholder rights and increased management and board accountability, as well as our goal of maximizing stockholder value.

Declassify CECO’s Board of Directors

In my opinion, a declassified board would make CECO’s directors more accountable to the stockholders by affording them the opportunity to vote on the election of each director annually, not just once every three years. I believe that only the Board’s sound business judgment and a strong and successful track record can truly promote continuity and stability. It is important that the stockholders have the ability effectively to participate in the selection of directors in order to register annually their approval or disapproval of the performance of the Board.

Empower Stockholders to Call a Special Meeting

Management and Board accountability is dependent upon the stockholders’ ability to exercise oversight in an expedient manner. Without the ability to call a special meeting, CECO’s stockholders lose important corporate governance rights, such as the ability to remove directors or initiate a stockholders’ resolution without having to wait for the next scheduled annual meeting. I believe that providing 33-1/3% of the stockholders with the ability to compel a special meeting will facilitate CECO stockholders’ ability to hold the Board of Directors and CECO’s management accountable and to engage in significantly more independent oversight of critical corporate governance issues.

Repeal CECO’s Poison Pill

I believe that CECO’s stockholder rights plan reduces the rights of stockholders. CECO’s poison pill effectively shifts voting rights away from stockholders to management on matters pertaining to the sale of the company by giving CECO’s Board of Directors the power to veto any proposed business combination, no matter how beneficial it might be for the stockholders and regardless of the level of stockholder support. Furthermore, I believe that CECO’s decision to circumvent stockholder approval when it adopted its poison pill is a direct affront to widely accepted notions of fundamental stockholder rights. Leading corporate governance organizations, including The Council of Institutional Investors and Institutional Shareholder Services (“ISS”), are nearly unanimous in their call for stockholder approval of all poison pills.

Historically, corporate governance groups and key institutional shareholders, such as Glass, Lewis & Co., ISS, and TIAA-CREF, have supported these types of corporate governance reforms. It is my opinion that removing the above anti-takeover devices will provide a signal to the investor community of CECO’s commitment to good governance practices and will impose upon the management and Board accountability necessary to ensure that a good performance record is established and maintained, thereby increasing stockholder value. I urge stockholders to support my call for improved corporate governance.

I URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY.

Thank you for your support,

Steve Bostic

GENERAL INFORMATION
REASONS FOR THE SOLICITATION
PROPOSAL 1 - ELECTION OF DIRECTORS
PROPOSAL 2 - RATIFICATION OF CECO'S INDEPENDENT AUDITORS
PROPOSAL 3 - DECLASSIFICATION OF THE BOARD
PROPOSAL 4 - CALLING SPECIAL MEETING OF STOCKHOLDERS
PROPOSAL 5 - TERMINATION OF CECO'S STOCKHOLDER RIGHTS PLAN
EFFECT AND IMPLENTATION OF THE PROPOSALS
VOTING AND PROXY PROCEDURE
COST OF SOLICITATION
EXHIBIT A

PRELIMINARY COPIES DATED APRIL 13, 2005

2005 ANNUAL MEETING OF STOCKHOLDERS
OF
CAREER EDUCATION CORPORATION

PROXY STATEMENT
OF
STEVE BOSTIC

     This Proxy Statement and the enclosed WHITE proxy card are being furnished by Steve Bostic to holders of common stock, par value $.01 per share (the “Common Stock”), of Career Education Corporation, a Delaware corporation (“CECO” or the “Company”), in connection with the solicitation of proxies for use at the 2005 annual meeting of CECO’s stockholders and at any and all adjournments or postponements thereof (the “Annual Meeting”). According to CECO’s proxy statement, the Annual Meeting will be held on May 20, 2005, at 3:00 p.m., Central Standard Time, at the Chicago Marriott Northwest, 4800 Columbine Boulevard, Hoffman Estates, Illinois. According to CECO’s proxy statement, on March 22, 2005, the record date for the Annual Meeting, there were 102,656,584 shares of Common Stock outstanding.

     This Proxy Statement and the WHITE proxy card are first being mailed or furnished to stockholders of CECO on or about April ___, 2005.

     CECO’s principal executive offices are located at 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195.

GENERAL INFORMATION

About Steve Bostic

     As of March 22, 2005, I was the beneficial owner of an aggregate of 1,081,340 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock. As discussed in greater detail below, I am soliciting proxies from the CECO stockholders to vote at the Annual Meeting: to “WITHHOLD AUTHORITY” for CECO’s board nominees; “FOR” the ratification of the independent auditors; “FOR” my proposal to eliminate CECO’s classified board structure; “FOR” my proposal regarding the stockholders’ right to call a special meeting of stockholders; and “FOR” my proposal to terminate CECO’s Stockholder Rights Plan.

     For the past 4 years, I have served as a partner in White Oaks Capital, LLC, a developer of real estate in Georgia. My business address is 70 Gruber Lane, Suite 220, St. Simons Island, Georgia 31522-2862. I am not currently, nor have I been in the previous year, a party to any contract, arrangements or understandings with any person with respect to any CECO securities, nor do I have any arrangement or understanding with any person with respect to any future employment by CECO or its affiliates or with respect to any future transactions to which CECO or its affiliates will or may be a party. Therefore, other than my interest as a CECO stockholder and the benefit that I believe will inure to all CECO stockholders if CECO’s corporate governance is enhanced by the implementation of the proposals, I have no material interest in the proposals discussed below. Attached hereto as Exhibit A is a list of my transactions in the Common Stock within the past two years.

THIS SOLICITATION IS BEING MADE BY STEVE BOSTIC AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OF CECO.

     YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU WITH REGARD TO THE ISSUES THEREON.

DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED WHITE CARD IF YOU
WISH TO VOTE FOR THE PROPOSALS STEVE BOSTIC SUPPORTS.

     AS OF THE DATE OF THIS PROXY STATEMENT, IT IS MY UNDERSTANDING THAT CECO IS NOT ALLOWING CECO STOCKHOLDERS TO VOTE “FOR” OR “AGAINST” MY STOCKHOLDER PROPOSALS ON CECO’S PROXY CARD. INSTEAD, CECO IS PROPOSING TO EXERCISE ITS “DISCRETIONARY AUTHORITY” AND VOTE “AGAINST” MY PROPOSALS ON ALL BLUE PROXY CARDS SUBMITTED BY STOCKHOLDERS. THEREFORE, I STRONGLY URGE YOU TO FILL OUT AND SUBMIT ONLY THE WHITE PROXY CARD AND DO NOT SUBMIT CECO’S BLUE PROXY CARD.

     EVEN IF YOU PREVIOUSLY HAVE VOTED THE BLUE PROXY CARD FURNISHED TO YOU BY CECO’S BOARD OF DIRECTORS, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

     HOLDERS OF RECORD OF SHARES OF CECO’S COMMON STOCK AS OF MARCH 22, 2005, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING (AS SET FORTH IN CECO’S PROXY MATERIALS), ARE URGED TO SUBMIT A WHITE PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

     IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE ANNUAL MEETING, YOU SHOULD OBTAIN A WHITE PROXY CARD FROM THE SELLER OF SUCH SHARES.

     IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO ME, CARE OF INNISFREE M&A INCORPORATED, THE FIRM ASSISTING ME IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. I URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO ME, CARE OF INNISFREE M&A INCORPORATED, AT THE ADDRESS INDICATED BELOW SO THAT I WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

     If you have any questions about executing your proxy or require assistance, please call:

INNISFREE M&A INCORPORATED
501 Madison Avenue — 20th Floor
New York, NY 10022
STOCKHOLDERS CALL TOLL-FREE: 1-877-825-8631
BANKS OR BROKERS CALL COLLECT: 1-212-750-5833

REASONS FOR THE SOLICITATION

     I believe that fundamental changes in CECO’s corporate governance are necessary and appropriate to maximize stockholder value. As discussed herein, I believe CECO’s anti-takeover devices—a classified board, a restriction on the stockholders’ ability to call a special meeting of the stockholders, and a stockholder rights plan (or “poison pill”)—restrict stockholder rights and unduly shield management and our Board of Directors from stockholder influence. For that reason, I have provided written notice to CECO that I plan to bring three proposals, which seek to eliminate these anti-takeover devices, before the Annual Meeting for a vote of the stockholders and to solicit proxies in support of my proposals.

     As discussed further herein, it is my opinion that the declassification of CECO’s Board of Directors, the addition of a provision allowing the stockholders to call a special meeting of the stockholders, and the termination of CECO’s stockholder rights plan will impose a level of management and board accountability that is necessary to help insure that CECO establishes and maintains a strong performance record, thereby increasing stockholder value. Although I strongly believe that adoption of the proposals contained herein will serve to maximize stockholder value, I cannot assure that the adoption of any or all of the proposals contained herein will produce the anticipated increase in stockholder value.

     I urge stockholders to support my call for improved corporate governance by voting in the following manner:

     1. “WITHHOLD AUTHORITY” for each of CECO’s nominees for election to the Board of Directors;

     2. “FOR” the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as the independent auditors of CECO’s financial statements for the year ended December 31, 2005;

     3. “FOR” my proposal urging the Board of Directors to take all necessary steps to amend CECO’s Certificate of Incorporation to eliminate the classified board provision in the Certificate of Incorporation and to provide that all of CECO’s directors will be elected on an annual basis;

     4. “FOR” my proposal urging the Board of Directors to take all necessary steps to amend CECO’s Certificate of Incorporation to provide that stockholders holding in the aggregate 33-1/3% or more of the outstanding shares of CECO’s Common Stock shall be permitted to call a special meeting of the stockholders;

     5. “FOR” my proposal urging the Board of Directors to take all necessary steps to terminate CECO’s Stockholder Rights Plan; and

     6. To transact such other business as may properly come before the meeting or any adjournments thereof.

     Other than my interest as a CECO stockholder and the benefit that I believe will inure to all CECO stockholders if CECO’s corporate governance is enhanced by the implementation of the proposals, I have no material interest in the three proposals discussed below.

PROPOSAL 1 — ELECTION OF DIRECTORS

     At the Annual Meeting, assuming a quorum is present, three directors are to be re-elected to serve for three-year terms expiring in 2008, or until their successors have been duly elected or qualified. According to CECO’s proxy statement, the Board of Directors has nominated Dennis H. Chookaszian, Robert E. Dowdall and Patrick K. Pesch for re-election.

     I am soliciting proxies to withhold authority for each of CECO’s three nominees to the Board of Directors. By voting to withhold authority on the election of CECO’s director nominees, stockholders can send management a strong message that they support my proposals for improved stockholder rights and increased management and board accountability, as well as our goal of maximizing stockholder value.

     The vote required to elect directors is governed by Delaware law and is a plurality of the votes cast by the holders of shares represented and entitled to vote at the Annual Meeting, provided a quorum is present. As a result, in accordance with Delaware law, votes that are withheld will be counted in determining whether a quorum is present but will have no other effect on the election of directors.

I STRONGLY RECOMMEND THAT YOU WITHHOLD AUTHORITY TO VOTE FOR EACH OF CECO’S NOMINEES FOR
ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL 2 — RATIFICATION OF CECO’S INDEPENDENT AUDITORS

     The Audit Committee of the CECO Board of Directors approved the engagement of Ernst & Young LLP as CECO’S independent auditors for the year ending December 31, 2005. More information concerning the independent auditors is contained in CECO’S proxy statement for the Annual Meeting under the heading “Ratification of Appointment of Auditors”, which is incorporated herein by reference.

I RECOMMEND THAT YOU VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS CECO’S INDEPENDENT AUDITORS.

PROPOSAL 3 — DECLASSIFICATION OF THE BOARD

I propose that CECO’s stockholders approve and adopt the following resolution:

RESOLVED, that the Stockholders request the Board of Directors to take all steps necessary to declassify the Board of Directors so that all directors are elected annually and that the Company’s Certificate of Incorporation and By-Laws be amended accordingly.

Reasons for the Proposal.

     Currently, CECO’s Certificate of Incorporation and By-Laws provides for a classified or staggered Board of Directors. The directors are divided into three classes, with only one class of directors elected by stockholders at each annual meeting to serve for a three-year term. A stockholder vote will be required to amend CECO’s Certificate of Incorporation to declassify the Board of Directors.

     I believe that CECO’s classified board structure is not in the best interests of stockholders because it reduces the accountability of the Board of Directors and, in my view, is an unnecessary takeover defense. The stockholders of CECO deserve the opportunity to vote on the election of each director annually, not just once every three years.

     Proponents of classified boards argue that such structure increases continuity and stability in a board’s composition and in the policies formulated by the board. They also believe a classified board discourages hostile takeover tactics by making it difficult for potential acquirers to obtain control of a company’s board quickly through a proxy contest. I believe that a classified board falsely creates the image of continuity and stability by limiting stockholders’ right to change the full board when they deem it necessary. With a declassified board, I believe that only the board’s sound business judgment and a strong and successful track record can truly promote continuity and stability. While declassifying the board might enable a party to potentially acquire control of the board through a single election of directors, I believe that any concerns arising therefrom are outweighed by the benefits gained from electing all directors to the board annually. Since CECO’s Board of Directors has the responsibility, among other things, of overseeing management of CECO, it is important that the stockholders have the ability effectively to participate in the election of directors by registering annually their approval or disapproval of the job that the directors are doing.

     If you believe, as I do, that CECO should declassify its Board of Directors and require that directors be elected annually as soon as possible, then I urge you to support my proposal to declassify the Board of Directors. If the Board of Directors takes the steps to declassify the board, the directors would hold office until the next annual meeting (expected to be the 2006 annual meeting if a special stockholder meeting is convened as herein requested), and thereafter, the entire Board of Directors will be elected at each annual meeting for a term of one year.

     CECO’s Certificate of Incorporation and By-Laws currently provide that members of the Board of Directors may be removed only for “cause” as defined under Delaware law, and only by the affirmative vote of the holders of at least 80% of the outstanding Common Stock. However, requiring that “cause” exist before stockholders can remove directors is permitted only for corporations with a classified board of directors. Thus, if the Board of Directors takes action to remove the classified board structure, then the provision of CECO’s Certificate of Incorporation and By-Laws restricting the stockholders’ ability to remove directors only for “cause” will be without effect.

I STRONGLY RECOMMEND THAT YOU VOTE “FOR” MY PROPOSAL REGARDING DECLASSIFYING THE BOARD.

PROPOSAL 4 — CALLING SPECIAL MEETING OF STOCKHOLDERS

I propose that CECO’s stockholders approve and adopt the following resolution:

RESOLVED, that the Stockholders request the Board of Directors to take all steps necessary to amend the Certificate of Incorporation and By-Laws to provide that Stockholders owning in the aggregate at least 33-1/3% of the outstanding shares of the Company’s Common Stock shall be permitted to call a special meeting of the Stockholders.

Reasons for the Proposal.

     I believe this proposal also would improve CECO’s corporate governance. Currently, the stockholders cannot call a special meeting of stockholders, as only a majority of the Board of Directors may call a special meeting. CECO’s Board of Directors argues that this restriction ensures the orderly conduct of corporate affairs, affords the Board of Directors ample notice and opportunity to respond to stockholder proposals, and allows the directors to determine when it is in the best interests of the stockholders to hold a special meeting. However, I believe it would be beneficial to CECO and its stockholders if stockholders holding in the aggregate at least 33-1/3% of CECO’s outstanding shares of Common Stock also had the ability to call a special meeting of the stockholders. In terms of day-to-day governance, the stockholders lose important rights, such as the ability to remove directors or initiate a stockholders’ resolution without having to wait for the next scheduled meeting, if they are unable to compel a special meeting. I believe that providing the stockholders with the ability to compel a special meeting will allow them to act more independently and increase their ability to hold the Board of Directors and CECO’s management accountable. A stockholder vote will be required to amend CECO’s Certificate of Incorporation to allow the stockholders to call a special meeting.

I STRONGLY RECOMMEND THAT YOU VOTE “FOR” MY PROPOSAL REGARDING PROVIDING STOCKHOLDERS HOLDING 33-1/3 OR MORE OF THE COMMON STOCK WITH THE ABILITY TO CALL A SPECIAL MEETING OF THE STOCKHOLDERS.

_________________________________________________

PROPOSAL 5 — TERMINATION OF CECO’S STOCKHOLDER RIGHTS PLAN

I propose that CECO’s stockholders approve and adopt the following resolution:

RESOLVED, that the Stockholders request the Board of Directors to terminate the Company’s Stockholder Rights Plan by amending Section 7(a) of the Rights Agreement dated as of May 28,

2002, between the Company and Computershare Investor Services, LLC (as Rights Agent) to provide that the “Final Expiration Date” described therein shall be May 28, 2005.

Reasons for the Proposal.

     In 2002, the CECO Board of Directors adopted a Stockholder Rights Plan (or poison pill) which is not due to expire until May 2012. The adoption of the poison pill was not approved by the CECO stockholders. Although stockholder approval is not required for the adoption of a poison pill, I believe that as a matter of good corporate governance, CECO should seek stockholder approval for the adoption of a poison pill. I believe this plan reduces the rights of stockholders because poison pills operate to shift voting rights away from stockholders to management on matters pertaining to the sale of the corporation. Poison pills give a target’s board of directors the power to veto any proposed business combination, no matter how beneficial it might be for the stockholders and regardless of the level of stockholder support. I believe stockholders, not management, should approve the adoption of any poison pill.

     The Council of Institutional Investors, an organization of large corporate, union, and public pension plans, calls for stockholder approval of all poison pills in its Shareholder Bill of Rights. Institutional Shareholder Services (ISS), a leading corporate governance advisor, noted in 2003 that “since investors suffer a diminution of power as a result of the adoption of anti-takeover proposals, only shareholders should have the right to give this power away.”

     Proponents of poison pills, including CECO’s present Board of Directors and management, have asserted that they enable a board of directors to respond in an orderly fashion to unsolicited takeover bids by providing sufficient time to carefully evaluate the fairness of such a bid, and to seek more advantageous takeover terms and share prices. In my view, the effect of a poison pill is to insulate management from a change of control by providing the Board of Directors, which, in the case of CECO, includes two members of management, with a veto over takeover bids. As a result, CECO’s poison pill could deter a takeover bid that, while in the stockholders’ best interest, would not leave the current directors in control of CECO and current management employed by CECO. I believe stockholders should not be deprived of their rights to decide what is in their own best interests.

     In addition to CECO’s Stockholder Rights Plan, CECO’s Certificate of Incorporation and By-Laws contain the following anti-takeover measures:

     (i) the Certificate of Incorporation and the By-Laws may only be amended by the affirmative vote of the holders of more than 80% of CECO’s Common Stock;

     (ii) as long as CECO’s Board of Directors is classified, directors may only be removed for cause and only by the affirmative vote of the holders of more than 80% of CECO’s Common Stock;

     (iii) CECO’s Board of Directors may, without stockholder consent, issue preferred stock of CECO (known as blank check preferred) with rights and preferences it determines suitable, including supermajority voting rights; and

     (iii) stockholders are not permitted to act by written consent.

     Proponents of the above anti-takeover measures assert that these measures protect stockholder value by discouraging hostile takeover actions that may occur while a corporation’s stock value is depressed, promote continuity on a corporation’s board of directors, assist in the orderly conduct of corporate affairs, and otherwise enhance other anti-takeover measures by preventing a group of stockholders from circumventing such other measures through an amendment in the corporation’s governance documents or governing body. Although I feel that the benefits of all of these measures are outweighed by their negative effects, I am not asking CECO to remove all of the anti-takeover measures listed above. I believe that the poison pill represents the greatest infringement on CECO’s stockholders’ right to determine what is in their best interests. Therefore, to ensure that management respects the rights of stockholders to participate in the decisions that govern their own rights as stockholders, I urge the Board of Directors to terminate the Stockholder Rights Plan currently in place and to require that stockholders approve any new stockholder rights plan.

I STRONGLY RECOMMEND THAT YOU VOTE “FOR” MY PROPOSAL REGARDING TERMINATION OF CECO’S
STOCKHOLDER RIGHTS PLAN.

EFFECT AND IMPLEMENTATION OF THE PROPOSALS

     Because the proposals to declassify the Board of Directors, to permit stockholders to call a special meeting, and to terminate the Stockholder Rights Plan are each only a non-binding recommendation or request to CECO’s Board of Directors, CECO is not required to take any action in response to such proposals. However, I believe that the stockholders will approve these proposals by an overwhelming majority at the Annual Meeting, which should send a strong message to the Board of Directors to take action to implement the proposals. It is for that reason that one of the “steps” that I believe the Board of Directors should take is to call a special meeting of the stockholders within 90 days after the Annual Meeting for the stockholders to approve the required amendments to CECO’s Certificate of Incorporation and By-Laws to formally adopt the proposals to declassify the board and to allow stockholders to call a special meeting of stockholders. In light of the importance of these proposed amendments, and the positive effect that I believe their adoption will have on CECO’s corporate governance and standing, I do not believe that it is reasonable or appropriate for the Board of Directors to not take action with respect to the proposals or to delay their adoption until the May 2006 annual meeting of stockholders. The Board of Directors may on its own, without further action by the stockholders, amend the Stockholder Rights Plan to terminate it in accordance with my proposal.

YOUR VOTE IS IMPORTANT. SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE
ENCLOSED ENVELOPE.

Other Matters to be Considered at the Annual Meeting

     CECO will send to you management’s proxy statement discussing, among other things, the election of directors, the ratification of the independent auditors, and any other matter that may properly come before the Annual Meeting. With the exception of the proposals contained herein, I am not aware at the present time of any other matters which are scheduled to be voted upon by stockholders at the Annual Meeting.

     As stated under Proposal 1, above, I am soliciting your proxy to WITHHOLD AUTHORITY for each of CECO’s nominees for election to the Board of Directors. See the management’s proxy statement for information on its nominees. You may mark the enclosed WHITE Proxy Card for each or all of the nominees, or you may WITHHOLD AUTHORITY to vote for each or all of the nominees, and I will vote your proxy accordingly. If a nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies will be voted as an abstention vote.

     I have omitted from this Proxy Statement certain disclosure that will be included in management’s proxy statement. This disclosure includes, among other things, biographical information on CECO’s director nominees, current directors and executive officers, information concerning executive compensation, information regarding CECO’s major stockholders, the reports of CECO’s Compensation and Audit Committees, an analysis of cumulative total returns on an investment in CECO common stock during the past five years, information on audit services and fees of CECO’s auditors and procedures for nominating directors for election to CECO’s Board of Directors and submitting proposals for inclusion in CECO’s proxy statement at the next annual meeting. Accordingly, reference is made to management’s proxy statement for such information and stockholders should refer to the management’s proxy statement in order to review this disclosure.

     An annual report to stockholders covering CECO’s fiscal year ended December 31, 2004, including financial statements, is required to be furnished to stockholders by CECO. Such annual report does not form any part of the material for the solicitation of proxies by Mr. Bostic.

     Mr. Bostic does not make any representation as to the accuracy or completeness of the information contained in the annual report or management’s proxy statement.

VOTING AND PROXY PROCEDURE

Proxy Information

     Only holders of record at the close of business on March 22, 2005, the record date as set by CECO, are eligible to vote at the Annual Meeting.

     The shares of Common Stock represented by each WHITE Proxy that is properly executed and returned to Mr. Bostic will be voted at the Annual Meeting in accordance with the instructions marked thereon, but if no instructions are marked thereon, the proxy will be voted to “WITHHOLD AUTHORITY” to vote for CECO’s Board of Director nominees; “FOR” the ratification of the independent auditors; “FOR” Mr. Bostic’s proposal for declassification of the Board of Directors; “FOR” Mr. Bostic’s proposal to allow the stockholders to call a special meeting; and “FOR” Mr. Bostic’s proposal to terminate the Stockholder Rights Plan.

     In executing the enclosed WHITE Proxy Card, stockholders may vote for, against or abstain from voting on any of the proposals contained herein, by indicating such in the appropriate space on the enclosed WHITE Proxy Card.

     If you hold your shares in one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the WHITE Proxy.

Proxy Revocation

     Whether or not you plan to attend the Annual Meeting, I urge you to vote in accordance with my recommendations contained herein by signing, dating and returning the WHITE Proxy Card in the enclosed envelope. You can do this even if you have already sent the blue proxy card solicited by the CECO Board of Directors. It is the later-dated proxy that is effective, and as such revokes all previously executed proxies with regard to these issues.

     Execution of a WHITE Proxy Card does not affect your right to attend the Annual Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to CECO) may revoke it at any time before it is voted by (a) submitting a new, duly executed proxy bearing a later date, (b) attending and voting at the Annual Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either Mr. Bostic (c/o Innisfree M&A Incorporated) or CECO. Merely attending the Annual Meeting will not revoke any previous proxy which has been duly executed by you. The WHITE Proxy Card furnished to you by Mr. Bostic, if properly executed and delivered, will revoke all prior proxies with regard to these issues.

     IF YOU PREVIOUSLY EXECUTED AND RETURNED A BLUE PROXY CARD TO CECO, I URGE YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE WHITE PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

Quorum and Voting

     Management’s proxy statement is required to provide information about the number of record holders of CECO stock outstanding and reference is made thereto for such information. Only stockholders of record at the close of business on the record date, March 22, 2005, are entitled to notice of and to vote on matters that come before the Annual Meeting.

     The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Assuming a quorum is present, according to CECO’s By-Laws, a plurality of the shares of Common Stock represented at the meeting and entitled to vote is required to elect the directors, and a majority of the shares of Common Stock represented at the meeting and entitled to vote is required to approve the proposals relating to (1) declassification of CECO’s Board, (2) stockholders calling a special meeting of stockholders, and (3) termination of CECO’s Stockholder Rights Plan. Mr. Bostic intends to deliver this Proxy Statement and to solicit proxies from CECO stockholders holding the requisite shares of Common Stock required to approve the proposals.

     Pursuant to the CECO By-Laws and Delaware law, each stockholder voting for the proposals is entitled to one vote for each share owned by such stockholder as of the record date. According to the proxy statement sent by CECO to stockholders in connection with the 2004 Annual Meeting of CECO stockholders, any abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

COST OF SOLICITATION

     Mr. Bostic will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the WHITE Proxy Card and the cost of soliciting proxies.

     The total cost of this proxy solicitation (including fees of attorneys, accountants, public relations advisers, solicitors and advertising and printing expenses) is estimated to be approximately $___. Through April ___, 2005, Mr. Bostic has incurred approximately $___of expenses in connection with this proxy solicitation.

     Mr. Bostic sought to have Proposals 3, 4, and 5 included in CECO’s own proxy statement; however, CECO declined to do so. Now, it appears that CECO is not allowing CECO stockholders to vote “FOR” or “AGAINST” Mr. Bostic’s stockholder proposals on CECO’s proxy card. Instead, CECO is proposing to exercise its “Discretionary Authority” and vote “AGAINST” Mr. Bostic’s proposals for all of CECO’s proxy cards submitted by stockholders. Because Mr. Bostic feels that these proposals benefit all CECO stockholders, he has incurred and will continue to incur considerable expenses to solicit proxies in favor of these proposals. For these reasons, to the extent legally permissible, Mr. Bostic may seek reimbursement from CECO for the costs of this solicitation.

     Solicitations may be made by telephone, facsimile, hand delivery messenger, and personal solicitors. Mr. Bostic will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.

     Mr. Bostic has retained Innisfree M&A Incorporated to assist in the solicitation of proxies. Mr. Bostic will pay Innisfree M&A Incorporated a fee of not more than $___. Mr. Bostic also has agreed to reimburse Innisfree M&A Incorporated for its reasonable out-of-pocket expenses, which are currently estimated to be approximately $___. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, nominees and other institutional holders. Approximately ___ persons will be utilized by Innisfree M&A Incorporated in its solicitation efforts, which may be made by telephone, telegram or in person.

STEVE BOSTIC

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:

INNISFREE M&A INCORPORATED
501 Madison Avenue — 20th Floor
New York, NY 10022
STOCKHOLDERS CALL TOLL-FREE: 1-877-825-8631
BANKS OR BROKERS CALL COLLECT: 1-212-750-5833

EXHIBIT A

Mr. Bostic’s transactions in CECO’s Common Stock during the previous two years

TRANSACTION	DATE	SHARE AMOUNT

[FORM OF PROXY CARD]

PRELIMINARY COPIES

PROXY CARD

THIS PROXY IS SOLICITED BY STEVE BOSTIC
IN OPPOSITION TO THE BOARD OF DIRECTORS
OF CAREER EDUCATION CORPORATION

     The undersigned hereby appoints Steve Bostic, Alan Miller, and Arthur Crozier, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $.01 per share, of Career Education Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company expected to be held on or about May 20, 2005, and at any and all adjournments or postponements thereof (the “Annual Meeting”). The undersigned hereby revokes any previous proxies with respect to any and all matters to be voted upon at the Annual Meeting.

1. Election of Directors (check one box only)

[ ]	WITHHOLD AUTHORITY to vote for all nominees	[ ]	FOR all nominees listed below:
listed below:

Dennis H. Chookaszian

Robert E. Dowdell

Patrick K. Pesch

[  ] FOR the nominees listed above, except WITHHOLD AUTHORITY to vote for the following nominee(s):

(To withhold authority to vote for any individual nominee, check the “FOR” box above and then write that nominee’s name on the line provided above.)

		FOR	AGAINST	ABSTAIN
2.	Ratification of Ernst & Young LLP as the Company’s Independent Auditors	[ ]	[ ]	[ ]

3.	Mr. Bostic’s Proposal Regarding Declassification of the Company’s Board of Directors.	[ ]	[ ]	[ ]

4.	Mr. Bostic’s Proposal Regarding the Ability for the Stockholders Holding 33-1/3 or Greater of the Company’s Common Stock to Call a Special Meeting of the Stockholders.	[ ]	[ ]	[ ]

5.	Mr. Bostic’s Proposal Regarding the Termination of the Company’s Stockholder Rights Plan.	[ ]	[ ]	[ ]

6.	In their discretion on all other matters that may properly come before the meeting.

[REVERSE]	THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED TO WITHHOLD AUTHORITY FOR THE NOMINEES IN ITEM 1 AND FOR THE PROPOSALS IN ITEMS 2, 3, 4, AND 5, AND ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

MR. BOSTIC RECOMMENDS THAT YOU VOTE TO WITHHOLD AUTHORITY FOR THE NOMINEES IN ITEM 1 AND FOR THE PROPOSALS IN ITEMS 2, 3, 4, AND 5 ON THE REVERSE SIDE OF THIS PROXY. TO VOTE IN ACCORDANCE WITH MR. BOSTIC’S RECOMMENDATION, JUST SIGN, DATE AND RETURN THIS PROXY; NO BOXES NEED TO BE CHECKED.

The undersigned hereby acknowledges receipt of the Proxy Statement of Steve Bostic dated April ___, 2005.

DATED:___________________________________, 2005

Signature:_____________________________________________

Signature, if held jointly:

Title or Authority:

Joint owners should each sign personally.
If signing as attorney, executor,
administrator, trustee or guardian,
please include your full title. If a
corporation, please sign in corporate
name by authorized officer. If a
partnership, please sign in partnership
name by authorized person. This proxy
votes all shares held in all capacities.